UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of May 2009
Commission File Number 001-16139
Wipro Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Karnataka, India
(Jurisdiction of incorporation or organization)
Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India +91-80-2844-0011
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
          Form 20-F ☑   Form 40-F☐
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
          Yes ☐   No ☑
          Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
          Yes ☐   No ☑
          Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DISCLOSURE OF CONTRACT WITH UNITECH WIRELESS
On May 5, 2009, Wipro Limited (the “Company”) issued the attached press release announcing the Company’s entry into a contract to provide IT outsourcing services to Unitech Wireless (the “Press Release”). The Press Release and the other information furnished on this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in any such filing.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Wipro Limited
/s/ Suresh C. Senapaty
Suresh C. Senapaty
Chief Financial Officer & Director

Date: May 7, 2009

INDEX TO EXHIBITS
Item
1.	Press release dated May 5, 2009 concerning the Company’s entry into an outsourcing contract with Unitech Wireless.